EXHIBIT 10(x)

WILLIAM M. BROWN President and Chief Executive Officer	HARRIS CORPORATION 1025 West NASA Boulevard Melbourne, FL USA 32919 phone 1-321-724-3900 www.harris.com

July 20, 2012

Robert Duffy

27 Knoll Lane

Avon, CT 06001

Dear Bob:

We are pleased to extend you an offer of employment with Harris Corporation as the Senior Vice President, Human Resources and Administration. In this position, you will report to me.

Your initial base salary in this position will be $400,000 per year, paid bi-weekly. As a member of the Harris Corporate executive team, you will participate in the compensation programs outlined below.

Sign-On Bonus

You will receive a sign-on bonus in the amount of $205,000, subject to applicable taxes and withholdings, which bonus will be paid in January 2013. In the event that you voluntarily separate from employment or are involuntarily separated by Harris for cause or performance reasons within twelve months of your start date, you agree to repay the sign-on bonus in full within the calendar year of your separation from employment.

Annual Incentive Plan

As a Harris senior executive, you will participate in the Annual Incentive Plan (AIP). Your FY13 AIP target opportunity is $260,000 and will not be pro-rated. Payout is based on a combination of Harris’ financial performance (operating income, free cash flow and revenue) and your personal contributions. Payouts can range from 0-200% of your target opportunity. To the extent earned, payouts are made in September net of the applicable taxes and withholdings.

Equity Compensation

You will receive two equity grants in August, 2012. Your Initial Equity Award will be made in early August following the end of the Harris Quiet Period and have an award value of $350,000. The award will be 50% Stock Options and 50% Restricted Stock Units. Your Annual Equity Award will be made on August 24, 2012 as part of the Harris annual equity award process and have an award value of $700,000. That award will be 50% Stock Options and 50% Performance Share Units.

	Timing	Stock Options	Performance Share Units	Restricted Stock Units	Total
Initial Equity Award	8/2/2012	$175,000	—	$175,000	$350,000
Annual Equity Award	8/24/2012	$350,000	$350,000	—	$700,000
Total		$525,000	$350,000	$175,000	$1,050,000

•	Stock Option Awards. Stock option awards provide you the opportunity to purchase Harris stock at a fixed price over a 10-year period. The options vest, or become exercisable, in three equal installments on the first, second and third anniversary dates of the award, assuming continued employment with the Company. The stock option price is the Harris stock closing price on the date of the grants.

The number of shares in each grant is equal to the award value divided by the 60-day average of Harris’ closing stock price, as calculated prior to the grant dates, and is adjusted to reflect the stock option accounting charge. For example, assuming a 60-day average price of $40.00 per share and an accounting charge of 25.17%, the award values would be divided by $10.07. Stock option exercises are subject to applicable taxes and withholdings. Your stock options will be governed by the terms and conditions in effect at the time of grant.

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FY13-15 Performance Share Unit Awards (PSUs). PSUs are grants of Harris stock units that you will own outright at the end of the three-year performance cycle if certain corporate financial goals and other requirements are met. Payout is in the form of Harris shares. Dividend equivalents on the units are paid in cash at the end of the cycle and adjusted for performance.

The number of PSUs awarded is equal to the award value divided by the 60-day average Harris closing stock price, as calculated prior to the grant date. Your PSUs will be governed by the terms and conditions in effect at the time of grant.

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Restricted Share Unit Awards (RSUs). RSUs are grants of Harris stock units that become vested in three equal installments, on the first, second and third anniversary dates of the award, assuming continued employment with the Company. During the restricted period, cash dividend equivalents are paid. Payouts are in the form of Harris shares.

The number of RSUs is equal to the award value divided by the 60-day average Harris closing stock price, as calculated prior to the grant date. Your RSUs will be governed by the terms and conditions in effect at the time of grant.

Harris equity award documentation is administered by E*TRADE, and payouts are made through E*TRADE. As a convenience to Harris participants, our partnership with E*TRADE includes the ability to effect transactions, track your equity awards, and to model various outcomes. After your equity awards have been granted, E*TRADE will mail you instructions regarding account activation. Note that there is a requirement to accept the terms and conditions of your awards at E*TRADE once they have been granted.

Change in Control Severance Agreement

On or as soon as administratively practicable after the date you are elected as a corporate officer of Harris, you will be entitled to enter into an Executive Change in Control Severance Agreement (a “CIC Severance Agreement”) with Harris in the form filed by the Company as Exhibit (10)(o) to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2010. The multiplier used in Section 3(a)(2) of the CIC Severance Agreement to determine your lump sum severance amount pursuant to such clause shall be two (2). In the event of a change in control of the Corporation (as defined in the CIC Severance Agreement), you shall be entitled to the compensation and benefits and other rights provided under the CIC Severance Agreement if your employment terminates under the circumstances provided under the CIC Severance Agreement, provided, however, such compensation and benefits shall be in lieu of any compensation or benefits that may be receivable by you under this offer letter.

Severance

In the event of your involuntary separation from service by Harris within twenty-four (24) months of your date of hire, other than for cause or performance reasons, you will receive a cash severance payment equal to the aggregate of your (i) then current base salary and (ii) annual cash incentive compensation. For this purpose, “incentive compensation” shall mean your then current target incentive compensation under the Company’s Annual Incentive Plan (or any successor thereto). This severance amount will be paid to you in a lump sum within sixty (60) days following your separation from service; provided, however, that if such sixty (60) day payment period begins in one calendar year and ends in a second calendar year, then payment shall occur in the second calendar year.

Release of Claims

Notwithstanding any provision herein to the contrary, it shall be a condition to you receiving any severance under this offer letter that you shall have executed and delivered to the Company no later than forty-five (45) days following your separation (and not revoked), a release of claims against the Company and its affiliates, such release to be in the then standard form of release utilized by the Company.

Benefits

In addition to our competitive compensation, Harris offers a comprehensive benefit package. Company-paid benefits include paid time off, basic life insurance, short-term disability coverage, educational/development support, and an annual executive physical. Also available are optional medical, dental and vision coverage, supplemental and dependent life insurance, long-term disability coverage, and a choice of flexible spending accounts.

Retirement Plan

The Retirement Plan allows pre-tax, after-tax, and Roth 401(k) after-tax contributions. You may defer a portion of your eligible compensation, in 1% increments, subject to IRS and plan limits. For 2012 the IRS limits aggregate pre-tax and Roth 401(k) after-tax contributions to no more than $17,000. The Retirement Plan offers a variety of professionally-managed investment funds, loans, tax-deferred investment growth, and an interactive system to manage your account. Thirty days following your hire, you will automatically be enrolled in the Retirement Plan to make pre-tax contributions at a 6% deferral rate (you may elect to increase or decrease your deferral rate or contribute on a different tax basis, or you may choose not to participate). After your first year of company service, Harris will match, on a dollar-for-dollar basis, the first 6% of pay you defer.

Because contributions to the Retirement Plan are subject to IRS qualified plan limits, Harris has established the Harris Corporation Supplemental Executive Retirement Plan (SERP), a nonqualified retirement plan which enables you to continue to save for retirement in excess of the IRS qualified plan limits and receive the Company matching contributions.

You will be eligible to enroll in the SERP during the December 2012 enrollment window, with such enrollment to be effective for the 2013 calendar year. If you choose to participate in SERP, your contributions and any associated Company match will be made to the Retirement Plan until you reach the IRS qualified plan limit. Once the limit is reached, any future contributions and Company match will then be made to your SERP account. As with the qualified plan, your Company match to the SERP will not start until you reach one year of service.

Performance Reward Plan

The Performance Reward Plan (PRP) offers you potential monetary rewards based on business performance against financial targets. After you complete one year of service, eligible earnings from that date through the end of the plan year will be considered in your PRP calculation. To the extent earned, payout is typically made in September. You will have the option to either receive the entire payment in cash, subject to applicable taxes and withholdings, or defer all or half of it to the Retirement Plan subject to IRS limits.

Code Section 409A

Payments and benefits under this offer letter are intended to be exempt from or to meet the requirements of Section 409A of the Internal Revenue Code (“Code Section 409A”), and shall be interpreted and construed consistent with that intent. Notwithstanding any other provision of this offer letter, to the extent that the right to any payment (including the provision of benefits) hereunder as a result of your separation from service provides for the “deferral of compensation” within the meaning of Code Section 409A and you are a “Specified Employee” under the Harris Corporation Specified Employee Policy for 409A Arrangements as of the date of your separation from service, then no such payment shall be made or commence during the period beginning on the date of your separation from service and ending on the date that is six months following the date of your separation from service or, if earlier, on the date of your death, if the earlier making of such payment would result in tax penalties being imposed on you under Code Section 409A. The amount of any payment that otherwise would be paid to you hereunder during this period shall instead be paid to you on the first business day coincident with or next following the date that is six months and one day following the date of your separation from service or, if earlier, within ninety (90) days following your death. Payments with respect to reimbursements of expenses under this offer letter shall be made promptly, but in any event on or before the last day of the calendar year following the calendar year in which the relevant expense is incurred. The amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, and any right to reimbursement is not subject to liquidation or exchange for cash or another benefit. Each payment of compensation under this offer letter shall be treated as a separate payment of compensation for purposes of Code Section 409A, including without limitation for the purpose of applying the exclusion from Code Section 409A for certain short-term deferral amounts.

Relocation Assistance

We are pleased to offer you relocation assistance as described in an enclosure to this offer letter. Please note that before Harris can initiate any relocation activity on your behalf, you must sign and return the enclosed Relocation Assistance Repayment Agreement.

Temporary Living Expenses

Reasonable temporary housing and travel expenses to and from Connecticut will be reimbursed in accordance with Harris’ expense policies through September, 2013. These expenses will not be grossed up for tax purposes.

Vacation

You will accrue vacation at 13.33 hours per month, which equates to 160 hours (or 4 weeks) per year. For purposes of vacation accruals, you will be credited with 15 years of service upon hire.

Conditional Offer

This offer of employment is subject to the following conditions:

•	You represent that you are not bound by any employment contract, restrictive covenant, or other restriction that prevents you from immediate employment with Harris.

•	You pass a drug test prior to commencing employment. A failed drug test will cause you to be ineligible for hire by Harris for at least twelve months.

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You undergo background and reference checks with results that are satisfactory to Harris. In the event that the results are unsatisfactory, Harris may withdraw this employment offer or, if you have already started work, may terminate your employment.

•	You execute Harris’ standard Employee Agreement (sample enclosed) at orientation.

•	You execute and timely return all forms and other documents required for Harris to complete the employment process, including the acknowledgement and acceptance below.

•	You provide information and documentation sufficient to complete the required Form I-9 and demonstrate that you are lawfully able to work for Harris.

We hope you will choose to join Harris as we continue to provide assured communications® products, systems and services to our global customers. If you have any questions regarding this offer, please contact me at (321) 724-3900 or bbrown@harris.com or Scott Mikuen at (321) 727-9125 or smikuen@harris.com.

Sincerely,

/s/ William M. Brown

William M. Brown

President and

Chief Executive Officer

Acknowledgement and Acceptance

I understand that this offer letter constitutes the full, complete and final agreement between Harris and me regarding the initial terms of my employment. I also understand that my employment with Harris is at-will and that this conditional offer does not constitute a contract of employment or a guarantee of continued employment for any period. My signature below confirms that I accept the terms and conditions of this employment offer.

Accepted and Agreed: /s/ R. L. Duffy                                                                                                                   Date: 7/23/12

Anticipated Start Date: July 23, 2012